Filed by Discovery, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Discovery, Inc. Commission File No.: 001-34177 Date: November 3, 2021 The following communications were made to the public during Discovery, Inc.’s Third Quarter 2021 Earnings Call on November 3, 2021: David Zaslav, President and Chief Executive Officer, Discovery, Inc.: …I'm very pleased with our focus, performance and strong operating discipline as we simultaneously ramp up our integration planning, strategic reviews and approach ahead of the WarnerMedia merger. We are increasingly enthused about the transformative opportunity ahead by bringing together these complementary assets, talented creative leaders and employees all around the globe. …Additionally and importantly, we have had the opportunity to refine some of our transaction leverage assumptions after examining WarnerMedia's draft carve-out financials. Though we took a conservative approach initially while modeling the pro forma transaction, we now expect our net leverage at close to be at or below 4.5x and versus the 5x that we noted in May, and we are currently tracking below the 4.5x. This is predominantly based on estimated contractual adjustments to working capital and, to a lesser extent, an improved outlook in our operating performance. Accordingly, we now see a path to reducing leverage to around 3x, meaningfully sooner than what we articulated in May. More on this shortly from Gunner, but this points to a stronger financial footing than we had anticipated as we stand up the merged company and accelerate the pace to de-lever, supporting our ability to make focused investments in growth initiatives even without any asset sales. On the regulatory front, echoing John Stankey's comments on the AT&T call, we are well on track for a mid-2022 close and are engaged in the typical regulatory filing process in jurisdictions around the globe, including our planned filing with the SEC of a preliminary draft of our merger proxy expected in late November. The transformative upside from the merger is, of course, the global direct-to-consumer opportunity. And while we appreciate some of the questions that a number of you have asked regarding clarity and specifics regarding the product, investment and go-to-market road map, it is still premature for us to provide details, given where we are in the ongoing regulatory review process. That said, having conducted further operational and strategic diligence, I can share with you some broad strokes around what underpins our confidence and enthusiasm in our global go-to-market attack plan. First, it's all about the content. From the start, under one roof will be a combination of two companies whose common culture of creative excellence, iconic characters and franchises will result in a differentiated competitive offering. I believe the biggest and most compelling menu of IP for consumers in the world, spanning comedy to true crime, kids and family, lifestyle to adventure, drama to documentaries, news and sports and, of course, sci-fi and superheroes. I believe the most complete and balanced portfolio offered in one service in the world. And secondly, we view our ability and commitment to tactically invest in our content portfolio as a critical strategic driver, building upon our respective long-tenured track records of producing relevant and complementary programming around the globe. This should help to make our service uniquely global and local at the same time. Third, given the breadth of our content offering, we expect the combined service will appeal broadly to all demographics, young and old, with strong male and female genres, again, very complementary such that our global total addressable market should be on par with the biggest streaming service. Assessing the overlap in respective subscriber bases, at least here in the U.S., we believe less than half of discovery+ subscribers are also HBOMax subscribers, which, with the right packaging, provides a real opportunity to broaden the base of our combined offering. And with our global appeal, infrastructure and local market capabilities, our international road map is very much still untapped and provides meaningful upside over the coming years. Lastly, our ability to drive revenue and ARPU positions us well for long-term growth, particularly given our plans to market with a lower-priced AdLite service, starting off in the U.S. and later in key international markets, a meaningful distinction from some competitors where we see an opportunity to drive value. We gained confidence in this strategic direction from our experience with ad monetization on discovery+ in the U.S., where advertisers covet the incremental reach, demos, targetability and product flexibility and pay premium rates to address this audience, helping make this tier our highest ARPU offering. The opportunity to scale an AdLite offering represents one of the most significant upside drivers for the company long term, while offering a compelling value to more price-sensitive consumers and will benefit from Discovery's depth in local ad sales infrastructure and teams around the world to help monetize. It's quite clear that the winners in streaming are and will be those companies that can provide consumers with the best quality stories, the most appealing content choices, personalized and simple products and all at a great value. We expect our highly complementary combination will drive such a winning value proposition and will be reflected across key operating metrics over time. A few words on the linear side of the house before turning over to Gunnar. As we think about what can be achieved in terms of bringing great networks and brands together under one roof, the analog to Scripps is a valuable benchmark. And we believe the opportunity is far greater here, both on costs and advertising revenue potential. Ultimately, to better support our core linear business and more broadly, the entire traditional ecosystem, this, I believe, is one of the least appreciated elements of this transaction.

…We can take that advertising platform to the next level by weaving in sports, scripted news and mail- oriented programming, together with our existing core competencies. It's a true win-win, generating significant revenue upside to us with improved options, efficiency and savings to our advertising partners by replicating the reach of a broadcast network at better value. Cost synergy opportunities are significant. We draw upon the expertise of our transformation office, which since our merger with Scripps Networks in 2018, continuously challenges our management team and me to refine and transform how we conduct and manage our organization from top to bottom around the globe. Nothing is sacred, and no stone is unturned. …A large chunk of the cost synergy opportunity that we have already conveyed speaks to the best practices and tailwind in place from the integration of Scripps. It's a great starting point. …As we refine and integrate global ops, enterprise tech, corporate functions, real estate, direct-to- consumer infrastructure and tech, and streamline efforts across duplicative functions like SG&A and marketing spend, a process that we see broken down into three distinct waves over the next few years. We approached $3 billion in cost savings as a tangible and achievable goal, especially against the combined company that should spend around $35 billion this year and growing from there. …We continue to learn a great deal, challenge ourselves, sharpening our focus and gaining perspective for the next leg of our direct-to-consumer journey with WarnerMedia and HBO. And as we've noted recently, we continue to refine our discovery+ plans, taking a more thoughtful and tactical approach to investing in the product. and doing so in ways that also support our plans for the combined company after we close the transaction. For example, we are moving forward in priority markets. such as Canada, Italy, Brazil and the U.K., some of which are where HBOMax hasn't announced plans or in some cases, has indicated that they cannot launch in the near to medium term for contractual reasons. …As you heard from John, Jason and the team on their earnings call, HBOMax continues to aggressively move forward with their global expansion plans. Most recently in LatAm, and last week in Europe. And we look forward to closing the transaction so that we can coordinate and maximize our marketing, technology and content spend for the enhancement of the combined effort. Until such time, we continue to roll out new and exciting content to entertain and sustain our subscribers around the globe. And our metrics look great. Roll to pay remains near 75% globally. Churn, particularly in the U.S., continues to look strong and approaching peer group lows, while App Store ratings are firmly at the top while monetization and engagement continued to exceed our expectations, all of which helps to solidify our discovery+ base as we endeavor to roll into and formulate a more comprehensive and broader offering with HBO Max. In closing, this is an exciting and dynamic time for us as we plan our next steps, and we are as eager to share them as we know you are to hear them, and we expect that will be in short order. While the opportunity for course capture and enhanced efficiency is both tangible and material, our North Star, our right to play will be in achieving long-term sustainable financial growth resulting from the combination of these two great content companies, helping to nurture our important linear presence while driving global scale across our direct-to-consumer platform. anchored by as rich and relevant portfolio of creative franchises anywhere in the world. Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.: …First, we recognized a $0.12 per share noncash gain from the $15 billion of notional interest rate hedges that we recently implemented to mitigate interest rate risk for future debt issuances to finance the cash portion of the WarnerMedia transaction. The hedges provide additional security and visibility towards our overall cost of deal related debt financing, which is now trending better than our initial expectations. And the final note on this, as the derivatives do not qualify as hedges for accounting purposes, we are required to report the changes in fair market value on our income statement, which could result in some additional variability to our net income until the WarnerMedia transaction closes. We will, of course, call this impact out each quarter. …And to expand on the point that David made earlier, we now expect our net leverage to be at or below 4.5x by the time we close the WarnerMedia merger. Over the past few months, having had the opportunity to dig further into WarnerMedia's draft carve-out financials and with better visibility on estimated working capital in conjunction with our better P&L and free cash flow performance, we now believe that we will have a healthy amount less net debt at closing than originally anticipated. While naturally, these metrics are preliminary and a function of working capital at close, we now do expect to be in a position to reduce leverage to 3x meaningfully sooner than what we stated in May. Our long-term target net leverage range for Warner Bros. Discovery remains at 2.5 to 3x. As we work towards closing the WarnerMedia transaction in mid-2022, we have redirected our experienced integration and transformation office to hit the ground running. And as we refine our strategic review and integration plans, and as we develop our synergy capture plans further, we are as enthusiastic as ever about the prospects of combining these 2 world-class portfolios and franchises. Douglas David Mitchelson, MD, Crédit Suisse AG, Research Division David, I appreciate the update on the merger and the lower debt leverage. Can you talk about the content vision for the combined company and how that's evolving? I guess it's kind of a 3-part question, David. The first is Warner Bros. investing enough now in content under AT&T while they're sort of focused on the merger. How are you thinking about how much content spend should be to winning in global streaming versus how much the companies are spending today? And do you have visibility on what Warner is making that's going to be coming out in late '22 and '23 and '24 since movies in particular is a 2- to 3-year cycle. Any thoughts on that would be helpful.

David Zaslav, President and Chief Executive Officer, Discovery, Inc.: Thanks, Doug. First, this is something that John Stankey and I talked about is we created this vision together of this company being what we believe is the best media company with the greatest and most comprehensive content offering. And as part of that, we're spending more money on content and leaning in and WarnerMedia is spending more money on content and leaning in. We both committed to do that to keep both of our ecosystems nourished and strong and growing. So when the deal -- when and if the deal gets approved, when we come together, we'll come together with strength. And you see that with -- on the Warner side, where we're cheering them on with the success of Dune around the world with Anne and Tobi on that side and Casey Bloys having an incredible run at HBO with succession, White LOTUS, Hacks, Mare of Eastown. It's just -- if you look at the culture and the impact of that content, together with the extraordinary library they have, us leaning in on our side with more original content. And so for us, we're also spending a lot more on the international side to get ready. We think that's a strategic advantage. And when you look at the content, we think in terms of the demographics, that we will appeal broadly to every demo. I mentioned this, but we're very strong with women. That's a particular strength of Discovery where we're doing many quarters with the leading media company in America for women, together with the length of view of women watching our channels, whether it's Food or HGTV or Oprah or ID and TLC, and that's continuing. In addition, we look around the world. It's not just local content, but we're the leader in sports in Europe. They have sports in Latin America. And CNN is the leader in news with the most compelling news brand around the world. And one of the few global -- maybe the only global news service that has the kind of resources around the world in news gathering. And so as we go out and build this service and make this offering, and I do think it's the best content wins, there's a great product in Netflix in entertainment. There's a great product with Disney, which Chapek is building with entertainment. And we think we have a comparable product, maybe even more diversely attractive in entertainment. But on top of that, we also have sports, which we're using in Europe and learning a lot from. And in markets like Poland, where we're doing news and sports together with broad entertainment and nonfiction, we're finding real meaningful traction and real reduction in churn. And so I think we have a lot to learn, but we have a terrific product, and we're working on our go-to-market. We have brought on an old friend of mine who I've known for 15 years, one of the most talented people, I think, in the business. He's busy with a lot of other things, but we do have a commitment now that Kevin Mayer, who built Disney+ will be in the car with -- as a consultant with JB and I and Bruce and Gunnar and the whole team, as we've already built, as we've talked about, a go-to-market strategy. We're going to be honing that. Kevin has a big brain. He's learned a lot about this. We've learned a lot in Europe and with discovery+. We've been at it for a long time, but he had a lot of success at Disney. He's super excited about getting in the car with us and helping us with everything that he's learned. A lot of knowledge about windowing, about how different pieces of content, whether it’s movies, perform. We're anxious to get in a room with Anne and the team at Warner. I was there last week, meeting for the first time with Anne's whole team, but they're super smart over there. And so we think adding Kevin to the overall team is going to be helpful to us. And off we go. Who's got the best menu? I think we got the best menu. Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.: And Doug, just one point I would add, obviously, sort of we scrutinized each other's investment plans as part of the deal discussions. And as we said before, all the financial guidance that we've given around the deal is always assuming a pretty significant step-up in content investments over the coming years. Jessica Jean Reif Ehrlich, MD in Equity Research, BofA Merrill Lynch, Research Division I have 2 questions. On the integration, I appreciate all the comments you did make. What is the most challenging areas? And one area of opportunity, and you've actually gone through it at Discovery already in waves. But on your technology stack, on your tech stack, can you talk about you transitioned off of BAMTech and created your own. So as you look at combining with HBOMax, like what are the challenges and what are the ultimate benefits and cost savings? And then the second question, David, you said in your prepared remarks that you can make acquisitions without asset sale. I'm just wondering what pieces do you think you're missing in the combined company? David Zaslav, President and Chief Executive Officer, Discovery, Inc.: Okay. Let me start by saying, look, I don't think we're missing anything. And the first thing we're going to do is look to drive all the tremendous assets and a differentiated IP and the great library and local content that we have, pull it all together and go to market. We think we have something quite strong. I'm just making the point that there will -- given that we're going to be de-levering quicker given the fact that we're -- we will be much lower levered than expected, that over time, as others are struggling, that there'll be an opportunity for us to look at IP and to see where we need more help if we need more help. On the integration side, we're really lucky. We got two big tentpoles here. One is Gunnar will be the CFO of this company. He did -- he's done an exceptional job. He led the initiative with Scripps, where we said we'd be less than 3.5x levered 2 years later, and we did it in less than a year. And we said we'd deliver $350 million, and we delivered over $1 billion. And all of that was just cost not revenue synergy. He came up with these targets and is quite confident in those targets. And so Gunnar will be kind of the lead horse. He'll talk to it. We have a very experienced team here. Bruce Campbell and JB and Adria and I have been together for 25 years. We're looking forward to bringing in some incredibly talented people at Warner. But when we acquired Universal, JB was the one for Bob Reitan, for Jeff Immelt that ran the integration of that entire transaction, which was cable, movies, theme parks, with over 146 work teams and work groups and did a magnificent job on that. And so we're fully deployed. We got -- there's a lot that we can't do now, but Gunnar, why don't I pass it off to you and JB?

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.: Yes. And I'll let JB comment on the tech part of your question, Jessica. But again, I mean, from the perspective of challenges, again, as I've been saying from the very beginning, we've taken a conservative approach to this, and we're very well aware of the size of the checks that we're writing here for this combination, and we have been careful with our assumptions. So all the work that we've done since gives me more and more confidence in our ability to deliver or out (inaudible) against these synergies. As David said and as I said earlier in the prepared remarks, doing more work now, having transparency into albeit draft carve-out financials for the WarnerMedia carve-out group, as I said, the cash payment is going to be a significantly lower one from today's perspective. That gives us a better starting point from a leverage perspective. And as we said earlier, this sort of below 4.5x leverage that we're seeing right now is, to a large extent, driven by working capital adjustments. But to some extent, it's also driven by our current performance, both for the P&L and the free cash flow being above what we assumed in our conservative agency model that we base our first communication on. So again, it's early still. We obviously still can only do so much until we have regulatory clearance. Jean-Briac Perrette, CEO & President of Discovery International, Discovery, Inc. Yes, Jessica. It's obviously a big opportunity for us. We look at it as one where we're undergoing right now essentially an audit of both platforms. And I don't think necessarily the decision is a monolithic one. We look at these as multiple different modules that make up all the different components of both their and our tech platforms. And we have a lot of experience, as you mentioned, in terms of the effort and the work and the discipline required in re-platforming either one to the other in one direction or the other. That decision, we haven't made yet, but we're undergoing obviously, a significant diligence process to understand which is the best in class on both. And it may be a little bit of a combination of those depending on certain modules in the platform that we may apply. And so we think it's actually a great opportunity because Rich and Jason and the team on their side have obviously spent a lot of time and are investing a lot in upgrading their tech platform as we speak. We've obviously spent a lot of time and a lot of money doing the same over the course of the last 12 to 18 months. And as the 2 groups come together, we will have essentially a choice of a -- what we think will be an incredibly attractive kind of tech buffet that we will look to make the best of both to decide how we move into a common platform going forward. Jessica Jean Reif Ehrlich, MD in Equity Research, BofA Merrill Lynch, Research Division …JB, I just wanted to follow up on the -- did it take a lot -- you've gone through this, as you said, already with BAMTech. Can you just talk a little bit or give us any color on what the cost savings will be from combining and what the benefits are from having 1 platform? Jean-Briac Perrette, CEO & President of Discovery International, Discovery, Inc. Well, there will be meaningful cost savings from coming -- combining into 1 platform. I think there also will be meaningful consumer benefits from combining into 1 platform. And I think the other thing to keep in mind is, yes, part of what -- in David's comments about us being more disciplined and tactical at this stage of phasing the further rollouts of discovery+, for example, is also a view towards we may be able to more quickly in markets where we may not have launched discovery+ to be able to quickly fold -- more quickly fold the content offering into a joint platform at that stage versus having to re-platform two existing platforms in a market into one. And so I think speed to market will be a variant of both where we have and haven't launched, number one. And number two, while we -- the final decisions on exactly which parts of the tech platform we migrate to will influence how long it takes us to get there. But remember that there may be 2 phases to this where there may be an initial phase which allows for more of a quick bundling of services and a second phase, which eventually allows for, obviously, a common service on one tech platform. That's the time line and evolution, certainly, Jessica, that we'll talk to you more in detail as soon as we can give you more color. David Zaslav, President and Chief Executive Officer, Discovery, Inc.: Maybe if I can add one thing, Jessica. Again, what we said when we first announced this deal was remember, there's roughly $6 billion in technology and marketing spend between the two platforms, and we're assuming growth. We brought together two companies with significant expansion plans. A lot of that spend is, by its nature, a fixed cost, relatively independent of the subscriber number. Obviously, there's streaming related costs, et cetera. But a lot of it is fixed. And so there's a huge opportunity to completely sort of deduplicate that spend base. And to JB's point of multiple ways, especially on the marketing side, I have no doubt that we will out of the gate sort of even in the first phase before fully aligning tech platforms, we'll be able to get a lot of leverage out of the combined marketing spend. Alexia Skouras Quadrani, MD and Senior Analyst, JP Morgan Chase & Co, Research Division Just a couple of questions, if I can. How do you think about growing sort of local content following the success you've seen by others with that strategy? And then secondly, really on the news side, is it better to have sort of stand-alone news streaming service in your opinion or combined it with entertainment streaming? David Zaslav, President and Chief Executive Officer, Discovery, Inc.: …And so we continue to learn. That's a good thing. We're continuing to invest, learn and grow. That's what John and Jason and Anne and the team is continuing to do on a parallel basis independently. But as we come together, we'll all be smarter. You look at what people thought about windowing, just as a student of this and the meetings I'm having. What's the right windowing strategy? What works best for a direct-to-consumer product? Is it better to have -- to build up a movie in the theater and then bring it? Is it stronger on the platform if it goes day in date? Is it stronger if it goes day and date at $30 versus free? There's a lot that we are learning just as observers. And there's a tremendous amount that Jason has learned and Anne and that Disney has learned and that the industry has learned.

And one of the great benefits for me is I have this ability to really listen. And also, this has been a great experiment in how people are consuming content and when people come on for a movie or series, what's the reaction. A lot of what is on the Warner side I haven't seen because at this point, we can't see it. But the general industry knowledge and trends are things that we're noting aggressively, and we're learning from. And we're continuing to experiment in Europe. On the news side, we've been experimenting ourselves. And in Poland, we went independent. Now we're packaging it together. I think it's going to -- it is probably going to depend on the market, and it depends on the offering. We have a very, very strong service in Poland, and it's been very helpful to us. We're one of the leading voices in the market. We have a 24-hour news channel there that's quite compelling. We don't know what the right answer yet, but having news and sports -- news is -- the more people go to a direct-to-consumer product, the lower the churn. The more time they spend, the lower the churn. That's why we're so excited about how much time people are spending with discovery+, which has a library that's being broadly viewed and the idea that people spending hours on that product and the churn is low is encouraging for what bodes for the combination of the two. But as people -- if you could put news or sports and people also go regularly for that, it's another reason to have the service. It's another reason to value the service. It's another reason not to churn out of the service. And Disney has been very effective in doing packaging of services where you don't put them together, bundling. And so -- and that's the current plan right now for CNN as we've read about it, and so it's exciting and we'll look and see. Kutgun Maral, Assistant VP and Lead US Cable & Satellite Analyst of US Telecommunications Services , RBC Capital Markets, Research Division …And then just second, the accelerated path to deleveraging post deal close is very encouraging. Is there any more color you can provide on the drivers for both Discovery stand-alone where you continue to deliver robust free cash flow and then on the pro forma outlook. Gunner, it's fantastic to hear about your continued role here, and I know you provided a lot of details already, but any more specifics on the improved pro forma leverage targets, particularly if there's an updated view on pro forma EBITDA given maybe some minor assets sales from the WarnerMedia side? Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.: Great. Thank you, Kutgun. So let me start with the de-levering piece here and give a little more color. Again, there are two things that we have updated. One is sort of our model of how we look at pro forma combined financials for the company. And number 2 is just flowing through our current performance. And that's, by the way, linked to your first question as well, because we're just doing a lot better and we're generating a lot more free cash flow than what we anticipated half a year ago. But if you take a step back, the challenge here is that WarnerMedia is not a stand-alone company but is a carve-out group. We obviously made certain assumptions about what the balance sheet of that company and carve-out group would look like but had to wait for some still draft carve-out financials to get full confidence in the financial setup of that combined entity. And accordingly, what we put into our model and what I presented to rating agencies for the rating discussion was a conservative model not fully flowing through certain adjustments. The most important one of which is the working capital adjustment. So we have always talked about the $43 billion as subject to adjustments, and that's the working capital adjustment. From today's perspective, that looks like it's going to be $4 billion, $5 billion lower in terms of what the net payment is going to be with an impact on the net debt balance that we're going to start this company with. And then that has obviously a very significant impact on leverage. So the second thing, though, is about 25% or 30% of this improvement here is just driven by our better operating performance. obviously, better AOIBDA improves the denominator of that leverage equation, and that's developed very nicely as well. And I do want to caveat this. As we said right now, it looks below 4.5x. This number is going to move around with working capital. But what's not going to change, in my view, is the very significantly increased confidence that I have in our ability to very, very quickly de-lever below the 3x and to very quickly get us into the long-term comfortable leverage target range. And again, the other point I want to keep pointing out is we have already -- I get a lot of questions on this, we have already anticipated very significant reinvestments in our business case. Richard Scott Greenfield, Partner and Media & Technology Analyst, LightShed Partners A few months ago, WarnerMedia left the Amazon channel platform. I think they've joined sort of Disney, Netflix, Hulu, Apple TV Plus. Basically, just looking at the DTC subscriber business in wanting to be a fully direct relationship versus sort of a wholesale relationship with Amazon, so I think that sort of puts a Discovery, Viacom and Starz as sort of the three largest players on Amazon channels. I guess I'd love to get sort of, David, your perspective, big picture, how you think about the puts and takes of Amazon whether going fully independent is something you can see in Discovery's future or whether you think companies like WarnerMedia, Disney have been in the state not working with Amazon channels. I'd just be curious how you think about that. And then just lastly, I couldn't tell on your commentary, are you planning on keeping HBOMax and discovery+ separate? Was that sort of the bundling comments you were making? Or is that decision of integration still not made? David Zaslav, President and Chief Executive Officer, Discovery, Inc.: Thanks, Rich. We have a go-to-market strategy that we feel that we've built. I think having Kevin Mayer in the passenger seat with JB and Bruce and I and eventually with the Warner team, with all of his knowledge and expertise having built and driven Disney+ globally. I think a little -- will help to finalize and fully inform our strategy. But we're -- given where we are in the regulatory process, we're just not ready at this point to share all of that with you guys. We will -- we expect to and we will soon. JB?

Jean-Briac Perrette, CEO & President of Discovery International, Discovery, Inc. Yes. I mean, Rich, on the channel store question, the reality is they've obviously been a very good partner of ours on the Discovery side. We're well aware that as you said, HBO is taking a different position. I think the 3 questions that we have -- that we are waiting to engage further with the HBO side is, number one, we have found so far that it there's the question about these channel stores bringing in a different customer base than what we might be able to address directly is an ongoing question. And we've certainly seen some good incremental subscriber growth coming from that channel store ecosystem and how much of that is cannibalistic versus what we could do direct or not is an ongoing set of analysis that we have going. And obviously, we want to compare notes with the HBO team at the right time. But that's a question because ultimately, we want to try and get our product out to as many consumers on whatever platforms as necessary. The second is the data element and the customer relationship, which I think is a little less known. And I think as some of the Amazon executives have talked about publicly now, we do have access to customer information as part of our relationship, and that's an important differentiator. That doesn't make this just a sort of traditional anonymized handle store relationship but where we actually have customer information on the channel store consumer. And so that makes the equation a little bit different. And so you overlay those 2 things, and we say, the third thing is, obviously, we want to have more engaged conversations with the Warner team and look and see whether the strategy that they're following today or the strategy that we are following today makes sense for the combined and the North Star will be 2 things, which is ultimately how do we get the product in front of more consumers in aggregate, and how do we do it in a financially strong way. And if we think we can deliver a -- still get the customer relationship but get in front of more people with the right economics, I think it's one that we will certainly remain very open to. So we haven't made a decision definitively, but we're remaining very open, and we'll certainly -- that will be part of the story when we come back to you, Rich and the team. We'll tell you more about it at the right time. Steven Lee Cahall, Senior Analyst, Wells Fargo Securities, LLC, Research Division Maybe Gunnar, thanks for the color on the lower leverage and the expectation for the merger. You also mentioned that you're having some pretty encouraging conversations raising the debt. So I'm just wondering if that's going to come in a little cheaper. And I think you gave some steady-state guidance of around 3x for the combined company initially and getting there in about 2 years. Should we assume that you get there a little more quickly just because you're going to be starting from a lower base? Or is it more that you'll just have a bit more flexibility starting from that 4.5x or below? And then maybe one for JB on discovery+ and NextGen. Is it logical for us to assume maybe just a little bit slower pace of net adds going forward as you take a more focused approach and sort of avoid stepping into places where HBO is strong and be a bit more selective? And if that is the case, I'm wondering if there's some free cash flow benefit to that near-term strategy just because stock expense runs a little bit lower.

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.: Great. Yes, Steve. So yes, I mean, I'll start with the flexibility. I mean, as I said in my prepared remarks, I am very convinced from today's perspective that we're going to hit that upper end of our target range of 3x earlier than we originally mentioned. And it is the 2.5x to 3x range that I want to see going forward. And to your question about flexibility, we don't need flexibility because our deal model already assumes very significant reinvestments and further investments in building out the DTC product and growing content expenses over the 5-year term here that we have modeled. So clear answer is, yes, very hopeful that we will be hitting that upper end of the 2.5 to 3x range earlier. Regarding raising debt, again, we've mentioned the $15 billion hedge that we have put on and pretty much in line with what I said earlier about the conservatism in our initial model. The answer is yes, there is some room. We have obviously taken some conservatism as well as we modeled out our interest rates. We've locked in very attractive rates with this $15 billion hedge program. Again, I don't want to make any promises. We'll -- it still will be some time before we implement the financing, but a good part is hedged now. We'll have to monitor the spreads as well. But I believe that we're in a very, very comfortable position relative to what we put out in the original statement and in our deal models. And before I hand it off to JB for the subscriber outlook here, the financial part of that question is you should absolutely assume further free cash flow performance here as we move forward. I do want to have the balance sheet in the best possible shape as we come up on closing the deal. And as I said earlier, I now explicitly guided to at least $2.1 billion of free cash flow, so a significantly higher conversion than what we went into the year with and what we guided at the beginning of the year, and that's all part of our ambition here to be disciplined and get this balance sheet in perfect shape. Jean-Briac Perrette, CEO & President of Discovery International, Discovery, Inc. …Rich, I realized we didn't hit Rich's second question about the bundling clarification. I think David and my point on the bundling was purely that in -- back to Jessica's question about the tech rollout, it will take a bit of time, no question to come to 1 platform. And so while that process is underway, there will be opportunities in a much quicker fashion closer to day 1 to potentially do some very creative bundling propositions. That is an interim strategy, not a longterm strategy, I think, at this point is what we'd say. Benjamin Daniel Swinburne, MD, Morgan Stanley, Research Division I think the release noted renewals with DIRECTV and Verizon during the quarter. I'm just wondering if you guys could give us a little bit of color on sort of the key takes there and whether you see healthy affiliate fee growth coming out of that or any changes in packaging. And if the merger impacted how you approach those deals, given, David, you made that point that bringing the Turner networks in is a real maybe underappreciated asset and part of this transaction. So that's my first one. And then I just wanted to come back, David, there's obviously a lot of focus on the merger and including your management team that you're putting together. Congratulations on bringing Kevin on board. Is that -- I don't know how much you can say, but is there a hope that, that converts from a consultancy to an employeeship? And I'm just curious if he's still going to remain Chairman of DAZN, which I think at least in some regard, a competitor to you guys in Europe. David Zaslav, President and Chief Executive Officer, Discovery, Inc.: Len Blavatnik is a very old friend, and he's out -- he is -- he worked with me and Kevin in providing the opportunity for us to get a good amount of Kevin's time, but he's fully committed to Len and DAZN, and he's doing some other things as well. He's driven down all of these paths, and he's a great entrepreneur and he's got a number of really exciting things he's doing and working on. This is one of them, and I think it's going to be really helpful to JB and I and Bruce and he's having a great time doing what he's doing, but he's super excited about kind of really coming in and giving us the full scope of his experience and brain on everything he's seen and learned and working with Len has been a good thing. I think he's seen and learned more about Europe and sports. And so I think that's exciting. The team at Warner and the way they're growing, the knowledge, the capability there, the attack plan that they have is really impressive. Andy Fossil is super strong. If this -- you look at the strength of that product, you look at the strength of our product. So I think we got a lot of really good people. You've seen through the -- for our history with Scripps that we're really about who are the best people. I think we're going to have to be able to build a really strong team and bring in some outside experience as well, but it's really encouraging how well they're doing and what we're learning along the way, and that's a big helper to us. And in terms of how does this align with Warner? [That] has nothing to do with it. We're operating as an independent company…

Where to Find Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Participants in the Solicitation Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available. Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction. None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.